SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 04 November 2022

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Transaction in Own Shares dated 24 October 2022
99.2	Transaction in Own Shares dated 25 October 2022
99.3	Transaction in Own Shares dated 26 October 2022
99.4	Transaction in Own Shares dated 27 October 2022
99.5	Transaction in Own Shares dated 28 October 2022
99.6	Transaction in Own Shares dated 31 October 2022
99.7	Transaction in Own Shares dated 01 November 2022
99.8	Total Voting Rights dated 01 November 2022
99.9 99.10 99.11	Transaction in Own Shares dated 02 November 2022 Transaction in Own Shares dated 03 November 2022 Transaction in Own Shares dated 04 November 2022

Exhibit No: 99.1

24 October 2022

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 21 October 2022 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 6 May 2022 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 09 August 2022, as announced on 09 August 2022.

Date of purchase:	21 October 2022

Aggregate number of ordinary shares purchased:	50,000

Lowest price paid per share:	£ 43.5300

Highest price paid per share:	£ 44.7700

Average price paid per share:	£ 44.1730

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 178,317,417 ordinary shares in issue (excluding 8,156,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/7855D_1-2022-10-21.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);
                            Joe Simpson (+44 (0)7976 862 072)
Media Relations: Amy Shields (+44 (0)7881 035 550); Claire Scicluna (+44 (0)7776 778 808)

Schedule of Purchases

Shares purchased: 50,000 (ISIN: GB00BHJYC057)

Date of purchases: 21 October 2022

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	50,000
Highest price paid (per ordinary share)	£ 44.7700
Lowest price paid (per ordinary share)	£ 43.5300
Volume weighted average price paid(per ordinary share)	£ 44.1730

Exhibit No: 99.2

25 October 2022

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 24 October 2022 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 6 May 2022 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 09 August 2022, as announced on 09 August 2022.

Date of purchase:	24 October 2022

Aggregate number of ordinary shares purchased:	279,818

Lowest price paid per share:	£ 44.8400

Highest price paid per share:	£ 46.3300

Average price paid per share:	£ 45.7069

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 178,037,599 ordinary shares in issue (excluding 8,156,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/9510D_1-2022-10-24.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);
                            Joe Simpson (+44 (0)7976 862 072)
Media Relations: Amy Shields (+44 (0)7881 035 550); Claire Scicluna (+44 (0)7776 778 808)

Schedule of Purchases

Shares purchased: 279,818 (ISIN: GB00BHJYC057)

Date of purchases: 24 October 2022

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	148,616	68,609	50,735	11,858
Highest price paid (per ordinary share)	£ 46.3300	£ 46.3200	£ 46.3300	£ 46.3200
Lowest price paid (per ordinary share)	£ 44.8500	£ 44.8900	£ 44.8900	£ 44.8400
Volume weighted average price paid(per ordinary share)	£ 45.7031	£ 45.7126	£ 45.7120	£ 45.6984

Exhibit No: 99.3

26 October 2022

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 25 October 2022 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 6 May 2022 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 09 August 2022, as announced on 09 August 2022.

Date of purchase:	25 October 2022

Aggregate number of ordinary shares purchased:	273,992

Lowest price paid per share:	£ 44.8500

Highest price paid per share:	£ 45.9000

Average price paid per share:	£ 45.5513

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 177,763,607 ordinary shares in issue (excluding 8,156,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

 http://www.rns-pdf.londonstockexchange.com/rns/0960E_1-2022-10-25.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);
                            Joe Simpson (+44 (0)7976 862 072)
Media Relations: Amy Shields (+44 (0)7881 035 550); Claire Scicluna (+44 (0)7776 778 808)

Schedule of Purchases

Shares purchased: 273,992 (ISIN: GB00BHJYC057)

Date of purchases: 25 October 2022

Investment firm: GSI

Aggregated information:
	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	148,000	64,311	49,768	11,913
Highest price paid (per ordinary share)	£ 45.9000	£ 45.9000	£ 45.9000	£ 45.8800
Lowest price paid (per ordinary share)	£ 44.8500	£ 44.8500	£ 44.8500	£ 44.8600
Volume weighted average price paid(per ordinary share)	£ 45.5531	£ 45.5535	£ 45.5492	£ 45.5260

Exhibit No: 99.4

27 October 2022

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 26 October 2022 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 6 May 2022 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 09 August 2022, as announced on 09 August 2022.

Date of purchase:	26 October 2022

Aggregate number of ordinary shares purchased:	264,429

Lowest price paid per share:	£ 45.6600

Highest price paid per share:	£ 46.5000

Average price paid per share:	£ 46.1440

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 177,499,178 ordinary shares in issue (excluding 8,156,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/2562E_1-2022-10-26.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);
                            Joe Simpson (+44 (0)7976 862 072)
Media Relations: Amy Shields (+44 (0)7881 035 550); Claire Scicluna (+44 (0)7776 778 808)

Schedule of Purchases

Shares purchased: 264,429 (ISIN: GB00BHJYC057)

Date of purchases: 26 October 2022

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	144,000	59,513	48,916	12,000
Highest price paid (per ordinary share)	£ 46.5000	£ 46.4900	£ 46.5000	£ 46.4700
Lowest price paid (per ordinary share)	£ 45.6600	£ 45.6800	£ 45.6800	£ 45.6900
Volume weighted average price paid(per ordinary share)	£ 46.1459	£ 46.1410	£ 46.1452	£ 46.1317

Exhibit No: 99.5

28 October 2022

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 27 October 2022 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 6 May 2022 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 09 August 2022, as announced on 09 August 2022.

Date of purchase:	27 October 2022

Aggregate number of ordinary shares purchased:	259,415

Lowest price paid per share:	£ 46.4900

Highest price paid per share:	£ 47.2700

Average price paid per share:	£ 46.9212

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 177,239,763 ordinary shares in issue (excluding 8,156,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/4168E_1-2022-10-27.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);
                            Joe Simpson (+44 (0)7976 862 072)
Media Relations: Amy Shields (+44 (0)7881 035 550); Claire Scicluna (+44 (0)7776 778 808)

Schedule of Purchases

Shares purchased: 259,415 (ISIN: GB00BHJYC057)

Date of purchases: 27 October 2022

Investment firm: GSI

Aggregated information:
	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	142,000	57,864	47,642	11,909
Highest price paid (per ordinary share)	£ 47.2600	£ 47.2600	£ 47.2700	£ 47.2700
Lowest price paid (per ordinary share)	£ 46.4900	£ 46.5100	£ 46.5000	£ 46.5100
Volume weighted average price paid(per ordinary share)	£ 46.9212	£ 46.9196	£ 46.9214	£ 46.9278

Exhibit No: 99.6

31 October 2022

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 28 October 2022 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 6 May 2022 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 09 August 2022, as announced on 09 August 2022.

Date of purchase:	28 October 2022

Aggregate number of ordinary shares purchased:	256,348

Lowest price paid per share:	£ 46.3100

Highest price paid per share:	£ 47.0000

Average price paid per share:	£ 46.6333

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 176,983,415 ordinary shares in issue (excluding 8,156,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/5652E_1-2022-10-28.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);
                            Joe Simpson (+44 (0)7976 862 072)
Media Relations: Amy Shields (+44 (0)7881 035 550); Dan Winter (+44 (0)7423 793 352)

Schedule of Purchases

Shares purchased: 256,348 (ISIN: GB00BHJYC057)

Date of purchases: 28 October 2022

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	137,000	58,420	49,000	11,928
Highest price paid (per ordinary share)	£ 47.0000	£ 46.9900	£ 46.9900	£ 46.9800
Lowest price paid (per ordinary share)	£ 46.3200	£ 46.3100	£ 46.3200	£ 46.3700
Volume weighted average price paid(per ordinary share)	£ 46.6336	£ 46.6294	£ 46.6400	£ 46.6221

Exhibit No: 99.7

01 November 2022

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 31 October 2022 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 6 May 2022 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 09 August 2022, as announced on 09 August 2022.

Date of purchase:	31 October 2022

Aggregate number of ordinary shares purchased:	263,743

Lowest price paid per share:	£ 46.7300

Highest price paid per share:	£ 47.5200

Average price paid per share:	£ 47.2164

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 176,719,672 ordinary shares in issue (excluding 8,156,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/8185E_1-2022-10-31.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);
                            Joe Simpson (+44 (0)7976 862 072)
Media Relations: Amy Shields (+44 (0)7881 035 550); Dan Winter (+44 (0)7423 793 352)

Schedule of Purchases

Shares purchased: 263,743 (ISIN: GB00BHJYC057)

Date of purchases: 31 October 2022

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	142,989	59,921	48,862	11,971
Highest price paid (per ordinary share)	£ 47.5200	£ 47.5100	£ 47.5100	£ 47.5100
Lowest price paid (per ordinary share)	£ 46.7300	£ 46.7500	£ 46.7600	£ 46.7600
Volume weighted average price paid(per ordinary share)	£ 47.2174	£ 47.2176	£ 47.2146	£ 47.2058

Exhibit No: 99.8

InterContinental Hotels Group PLC (the "Company")

Total Voting Rights and Capital

In accordance with Disclosure and Transparency Rule 5.6.1, the Company announces that, as at 31 October 2022, its issued share capital consists of 184,876,454 ordinary shares of 20 340/399 pence each, of which 8,156,782 ordinary shares are held in treasury. Therefore, the total number of voting rights in the Company is 176,719,672.

All ordinary shares of the Company purchased by the Company as at 31 October 2022 in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 6 May 2022 and pursuant to instructions issued by the Company on 9 August 2022:

1.   to be held by the Company as treasury shares, have been treated as held by the Company as treasury shares; and

2.   which are subject to cancellation by the Company, have been treated as cancelled,

for the purposes of these calculations.

The above figure may be used by shareholders as the denominator for the calculations by which they may determine if they are required to notify their interest in, or a change to their interest in, the Company under the Financial Conduct Authority's Disclosure and Transparency Rules.

Nicolette Henfrey
General Counsel & Company Secretary

For further information, please contact:
Corporate Legal & Secretariat (Nicolette Henfrey): +44 (0)1895 512 000

Exhibit No: 99.9

02 November 2022

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 01 November 2022 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 6 May 2022 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 09 August 2022, as announced on 09 August 2022.

Date of purchase:	01 November 2022

Aggregate number of ordinary shares purchased:	264,556

Lowest price paid per share:	£ 46.8900

Highest price paid per share:	£ 47.7900

Average price paid per share:	£ 47.1887

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 176,455,116 ordinary shares in issue (excluding 8,156,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/9964E_1-2022-11-1.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);
                            Joe Simpson (+44 (0)7976 862 072)
Media Relations: Amy Shields (+44 (0)7881 035 550); Dan Winter (+44 (0)7423 793 352)

Schedule of Purchases

Shares purchased: 264,556 (ISIN: GB00BHJYC057)

Date of purchases: 01 November 2022

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	142,785	59,810	48,983	12,978
Highest price paid (per ordinary share)	£ 47.7900	£ 47.7900	£ 47.7900	£ 47.7400
Lowest price paid (per ordinary share)	£ 46.8900	£ 46.8900	£ 46.8900	£ 46.8900
Volume weighted average price paid(per ordinary share)	£ 47.1872	£ 47.1881	£ 47.1902	£ 47.2025

Exhibit No: 99.10

03 November 2022

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 02 November 2022 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 6 May 2022 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 09 August 2022, as announced on 09 August 2022.

Date of purchase:	02 November 2022

Aggregate number of ordinary shares purchased:	262,061

Lowest price paid per share:	£ 46.4700

Highest price paid per share:	£ 47.1000

Average price paid per share:	£ 46.7072

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 176,193,055 ordinary shares in issue (excluding 8,156,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/1376F_1-2022-11-2.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);
                            Joe Simpson (+44 (0)7976 862 072)
Media Relations: Amy Shields (+44 (0)7881 035 550); Dan Winter (+44 (0)7423 793 352)

Schedule of Purchases

Shares purchased: 262,061 (ISIN: GB00BHJYC057)

Date of purchases: 02 November 2022

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	140,305	59,895	48,861	13,000
Highest price paid (per ordinary share)	£ 47.1000	£ 46.9800	£ 47.1000	£ 46.9800
Lowest price paid (per ordinary share)	£ 46.4700	£ 46.4700	£ 46.4700	£ 46.4800
Volume weighted average price paid(per ordinary share)	£ 46.7075	£ 46.7033	£ 46.7104	£ 46.7106

Exhibit No: 99.11

04 November 2022

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 03 November 2022 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 6 May 2022 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 09 August 2022, as announced on 09 August 2022.

Date of purchase:	03 November 2022

Aggregate number of ordinary shares purchased:	260,304

Lowest price paid per share:	£ 45.8900

Highest price paid per share:	£ 47.3000

Average price paid per share:	£ 46.7178

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 175,932,751 ordinary shares in issue (excluding 8,156,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/2937F_1-2022-11-3.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);
                            Joe Simpson (+44 (0)7976 862 072)
Media Relations: Amy Shields (+44 (0)7881 035 550); Dan Winter (+44 (0)7423 793 352)

Schedule of Purchases

Shares purchased: 260,304 (ISIN: GB00BHJYC057)

Date of purchases: 03 November 2022

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	139,973	58,781	48,633	12,917
Highest price paid (per ordinary share)	£ 47.3000	£ 47.3000	£ 47.2900	£ 47.2900
Lowest price paid (per ordinary share)	£ 45.8900	£ 45.9100	£ 45.9100	£ 45.9100
Volume weighted average price paid(per ordinary share)	£ 46.7209	£ 46.7154	£ 46.7162	£ 46.7020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Lindsay
Name:	C. LINDSAY
Title:	ASSISTANT COMPANY SECRETARY

Date:	04 November 2022